Exhibit A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 16, 2021

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlich
Barry S. Sternlicht

JAWS SPONSOR, LLC

By:	/s/ Michael Racich
Michael Racich
Title: Chief Financial Officer